Shareholder Rebuttal to the Aqua America Opposition Statement
Regarding Say on Political Contributions Proposal

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Aqua America, Inc.
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 43 Saint John Street, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholders encourage a “yes” vote for proposal # 6 – Policy on the Human Right to Water

Dear Aqua America Shareholder:

NorthStar Asset Management, Inc. is writing on behalf of the filer of the proposal, the NorthStar Asset Management, Inc. Funded Pension Plan (the “Proponent”).  Contrary to Management’s opposition statement, the Proponent believes that the Company’s current policies do not entail a policy regarding human right to water, and that Company support of the human right to water is not restricted by regulatory bodies.

From the perspective of the Proponent, the human right to water is a significant social policy issue for a water supply company that reaches as far as the Company does – reaching three million residents in twelve states, using approximately 48 billion gallons of water annually. The significance of the human right to water for the Company is as a provider of water and water services. As a provider of water, the human right to water implicates the impact that the Company’s water policies have on other uses and sources in the community.

As defined by the United Nations, the core elements of a policy on a human right to water include:
1. Safety
2. Sufficiency

3. Acceptability
4. Physical accessibility
5. Affordability

Since in many areas the Company is the sole provider of water for residents, its role as a seller of water is also relevant since safety, sufficiency and water quality are relevant to the human rights to water of consumers who have no choice but to buy from the company.

Food and Water Watch (FWW), an NGO, issued a September 2008 report on Aqua America’s rate hikes and water quality.  The report asserts that Aqua America is undermining customers’ human rights to water. Aqua serves 45,000 customers in Nassau County—residents whose Senator says pay as much as five times the rate of neighbors served by public water districts.1 The Florida Public Service Commission (PSC) earlier this year deemed Aqua's quality of service as "marginal,'' and customers around the state complained about “Aqua's service and foul-smelling water.”2

Issues of safety, sufficiency, affordability and acceptability of water are all implicated in the Company’s relations with these captive customers.

If a human right to water policy was in place at the company, issues facing the company such as foul-smelling water, marginal ratings, and extraordinary costs to consumers might have been preempted by management decisions based on a clear corporate policy outlining the Company’s commitment to the human right to water.

Such a policy could discuss, for example, the issue of affordability to the poorest customers, including failure-to-pay shutoff policies, payment plans, and financial assistance policies for families in need; assurances of safe, high- quality water for drinking and sanitation, without contamination by carcinogenic chemicals, pesticides, or waste; guarantees by the Company that reasonable water pressure and plentiful water volume will remain a high priority; and a commitment by the company that water will remain accessible, regardless of all other factors, to community members who need it, including a pledge to engage with community members in a constructive manner over disagreements. None of these issues are addressed in the Company’s Mission Statement and Fact Sheet.

The notion of a human right to water centers first upon the recognition of the rights of stakeholders – individuals in communities – affected by the company, and then describing how the company will respect those rights. The company’s existing statements focus instead on describing various actions, but stop far short of providing a specific company policy, which would articulate clearly for all employees of Aqua America the obvious need to respect these stakeholders rights, and articulating specifically how the company and its employees must do so.

1 Laikin, Eden. “Schumer vows to fight Aqua New York's proposed rate hike.” Newsday. 29 November 2009.
2 Gerbasi, Chris. “Senate Bill aims at preventing abuse by water providers.” The Daily Commercial. 1 January 2012.

The Proponent believes that in a human right to water policy, the Company would first make a definitive commitment to upholding the human right to water, and then articulate the ways in which it will satisfy each aspect of the human right to water (sufficient, safe, acceptable, physically accessible and affordable water). For instance, PepsiCo’s policy on the human right to water describes that company’s commitments as follows:

1.	Safety: We will ensure that our operations preserve the quality of the water resources in the communities in which we do business;
2.
Sufficiency: Our operating objective is to ensure that our use of water will not diminish the availability of community water resources to the individuals or the communities in the areas in which we operate;

3.
Acceptability: We will involve communities in our plans to develop water resources, and will assure transparency of any risks or challenges to the local governments and community members in an on-going manner;

4.
Physical Accessibility: We will assure that our operations will not adversely impact physical accessibility of community members to community water resources and will address community concerns in a cooperative manner;

5.
Affordability: We will appropriately advocate to applicable government bodies that safe water supplies should be available in a fair and equitable manner to members of the community. Such water should be safe and of consistent and adequate supply and affordable within local practices.

While the Aqua America Sustainability Report discusses the water crisis, the Proponent believes that this document does not clearly articulate for its employees the operational commitments needed to ensure that its operations do not hinder safe, sufficient, acceptable, physically accessible, and affordable water for personal and domestic use.

Furthermore, the Company itself has already come under scrutiny of water-rights nongovernmental organizations which indicate that the Company may have failed to adhere to the human right to water. In the 2008 report by Food & Water Watch, the Company is criticized for allegedly targeting struggling small public water utilities, “voraciously eating up small systems,” then raising the water rates and infrastructure surcharges to such high rates that some residents can no longer afford to pay their bills.

According to that report, in May 2007, the Company’s Aqua Utilities Florida attempted to double water rates for 110,000 residents in 15 Florida counties. The increases, which would have made water triple the price paid by residents’ neighbors on public water, were so exorbitant that one resident quoted by Food & Water Watch called it “unfair, discriminatory and downright unconstitutional.” 3 Eventually, the state attorney general’s office intervened on behalf of the residents.

Additionally, after the Company took over the water systems in Neuse River Village, NC in 2004, over 65 households in the small manufactured home park had their water service cut off. Food & Water Watch reports that:

3“Aqua America: Strategies of a Water Profiteer,” Food & Water Watch, 2008.

“dozens of families had to fill jugs of water at their neighbors’ faucets for daily cleaning and cooking, and many resorted to using the nearby woods as a bathroom. Parents and children faced possible eviction because a county health ordinance required homes to have running water.”

The Proponent believes that acts such as this – putting families at physical risk of illness, eviction, dehydration, and inability to care for loved ones – are in direct violation of the human right to water as the United Nations describes it. In this alleged incident in North Carolina, individuals’ right to safe, sufficient, acceptable, physically accessible, and affordable water was ignored. According to Food & Water Watch, the Company either failed to notify residents of fee increases or communicated in English with the primarily Spanish-speaking community, failing to engage with the community members before beginning to institute water disconnections.

The 2008 Food & Water Watch report states that in 2007, Aqua America’s Illinois division was criticized by angry residents who say they were suddenly charged for water they had not used – such as “270,000 gallons of water on a vacant lot,” or “water bill[s] vary[ing] the size of...waterline pipe from month to month.”4 One customer quoted in the Food & Water Watch report states that he fears the Company is “scalping” residents like the elderly who may be less able to contest inaccurate billing. These alleged actions would violate the human right to water’s provisions of affordable, accessible, and sufficient water for domestic and personal use.

Food & Water Watch reports that in Wake County, NC, carcinogens radium and uranium were allegedly found in Company-provided drinking water, including uranium levels five times higher than allowed by the EPA.5 In January 2007, Florida officials ordered Aqua Utilities Florida to reduce levels of “trihalomethane, a water quality violation ongoing since October 2005.”6 Alleged quality safety violations stand in contrast to the human right to water, especially considering that the Company has asserted the instance of contamination in Florida to be “not an immediate risk.”7

Rather than indicating that the company’s current policies on water are equivalent to a human right to water policy, this string of allegations suggests that the Company may not grasp the key elements of human right to water. A human right to water policy would shape the Company’s business decisions throughout its U.S. operations, and, when successfully implemented, would shield the Company from making errors and failures in judgment similar to those alleged by the FWW report.

In summary, the Proponent believes that the Company’s Sustainability Report, Fact Sheet, and Mission Statement completely fail to address the five United Nations-sanctioned facets of the human right to water: safety, sufficiency, acceptability, physical accessibility, and affordability. As such, these documents cannot suffice as a policy on the human right to water.  As a water utility providing drinking and sanitation water to three million U.S. residents, all five of these essential focuses are essential to the Company, its shareholders, customers, and the communities in which it draws water supplies.

4 Ibid.
5 Ibid.
6 Ibid.
7 “Important information about your drinking water.” Aqua Utilities Florida, February 2008. Available at:
http://www.chuluotawater.com/

We urge you to vote “FOR” proxy proposal #6. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

NorthStar Asset Management, Inc.

Date: May 2, 2012

By: /s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, the proponent.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 6 following the instruction provided on the management’s proxy mailing.